Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or “the Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 GOLD FIELDS NON-EXECUTIVE DIRECTORS’ ALLOCATION TO BOARD COMMITTEES Shareholders are advised that, in terms of 3.59(c)of the JSE Listings Requirements regarding changes to functional responsibilities of directors, the Board of Directors approved the following changes in the allocations of Non-Executive Directors to the Board Committees with immediate effect: 1. The appointment of Ms. Maria Cristina Bitar as a member of the following Committees: Audit Committee; Risk Committee; Social, Ethics and Transformation Committee; and Safety, Health and Sustainable Development Committee; 2. The appointment of Ms. Jacqueline Elizabeth McGill as a member of the following Committees: Capital Projects Control and Review Committee; and Safety, Health and Sustainable Development Committee; 3. Mr. Steven Paul Reid steps down as a member of the Capital Projects Control and Review Committee; 4. Ms. Philisiwe Gugulethu Sibiya steps down as a member of the Capital Projects Control and Review Committee and is appointed as a member of the Nominating and Governance Committee; and 5. Mr. Yunus Goolam Hoosen Suleman is a member and Chairman of the Nominating and Governance Committee and standing invitee to all other committees. 18 August 2022 Sponsor: JP Morgan Equities South Africa (Pty) Ltd